UNITED STATES
                 SECURITIES EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         FORM 10SB-12G/A

           GENERAL FORM FOR REGISTRATION OF SECURITIES

               Pursuant to Section 12(b) or (g) of
               The Securities Exchange Act of 1934

                        BIOINCUBATION CORP.
        ----------------------------------------------------
       (Exact name of registrant as specified in its charter)


        DELAWARE                            22-3656615
        --------                           ------------
(State or other jurisdiction             (I.R.S. Employer
of incorporation or organization)        Identification No.)

625 N. Michigan Avenue
Chicago, Illinois                             60611
----------------------------------            -----
(Address of principal executive offices)    (Zip Code)


Registrant's telephone number             (312) 867-1052
                                          --------------

Securities to be registered pursuant to Section 12(g) of the Act:

           Shares of Voting Common Stock


As of June 30, 1999, the following shares of the Registrant's common stock were issued and outstanding:

25,000,000 shares authorized, $0.001 par value
6,000,000 issued and outstanding

Item 1.   DESCRIPTION OF THE BUSINESS

HISTORY AND ORGANIZATION

BIOINCUBATION CORP.,(the "Company"), a development stage company, was organized in October 1996 as Ecotech Solutions Inc., under the laws of the State of Delaware, having the stated purpose of engaging in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware. The Company is a blank check company as defined by the Securities and Exchange Commission. The definition of a blank check company is one which has no specific business or plan other than to consummate an acquisition of or merge into another business or entity.

The Company was formed to take advantage of the under developed biotechnology industry in the United Kingdom. The Company believed that the biotech industry was underdeveloped on the basis that there was a lack of funding and investors willing to provide capital to this sector. Negative publicity which was given to companies operating in this sector have reverberated through the whole sector and have driven away investors who previously may have sought to grant funding to innovative ideas and technologies. The Company had identified certain technologies which it wanted to pursue and carry out in the market place. The products and technologies which the Company sought to develop included: cellular tissue development for arthritis sufferers; gene coding to detect cancer; hypothermia applications to be used in cancer treatment and cervical smear testing. In December 1998, the Company decided to change its name to "Bioincubation Corp." to better reflect the intended operation of the Company.

After the Company conducted preliminary research into the biotech industry in the United Kingdom, it determined that the industry as a whole was weak, consisting of only forty publicly listed companies operating in the industry in the U.K., thereby not warranting entry by the Company in this industry.

Also in December 1998, the Company sought to raise funds pursuant to a private placement to accredited investors implement its business plans and fund research of its concept by issuing 2,000,000 shares of common stock at $0.01. The Company was successful in raising $16,000.00 and commenced conducting research of its concept. Thereafter in May 1999, the initial results into the state of the biotech industry in the UK had shown that the industry was not as strong as expected.
It has thereafter decided by management that the Company voluntarily become a reporting company with the Securities and Exchange Commission in order to become more attractive and to obtain a trading symbol from the NASD.

The Company at this time is considered a shell company based on the fact that the Company has no significant assets. The Company is filing this Form 10SB12-G to make information about the Company more readily available to potential investors, prior to a proposed private placement to raise funds to implement the business plan. The directors are now determined that the Company should become active in seeking potential business opportunities with the intent to acquire or merge with such businesses. The Company has began to consider and investigate potential business opportunities.

The advantages to the Company for being reporting with the SEC is that the Company may disseminate information about itself to the public and increases the Company's profile and availability. This enhances the potential for raising funds and garnishing investor interest. The disadvantages for being reporting are the added time, expense and effort which are required to fulfil the reporting requirements and obligations accompanying such status. By becoming a reporting with the Securities and Exchange Commission, the Company is able to utilize information relating to its business activities to the general public more easily through EDGAR. The Company believes that this is a more effective method to disseminate information to the public rather then engaging private investor relations firms who would charge the Company substantial fees for their services. The Company cannot afford to pay such fees at this time. Additionally, because the information reported to the SEC is subject to SEC guidelines, the Company believes that the public regards such channel of dissemination to be more reliable and realistic of the Company's activities.

Pursuant to the SEC's Order Granting Approval of the OTC
Bulletin Board Eligibility Rule on January 8, 1999, only those companies that report their current financial information to the SEC, banking, or insurance regulators are to be quoted on the OTC Bulletin Board (OTCBB) and are to be issued a trading symbol by the NASD.

In the event the Company acquires or consummates a merger transaction, it may seek to undertake a public offering of its common stock for the purpose of raising funding. In the event the Company does undertake a public offering of its shares of common stock, it shall file the requisite registration statements with the Securities and Exchange Commission.

The Company currently has no full time employees.  The
Company has three part time employees who provide their services to the Company on an "as needed" basis.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The Company's principal business purpose is to locate and consummate a merger or alliance with a private entity. Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

The Company has identified certain technologies which it wants to pursue and develop for the market place. To identify these technologies the Company's management conducted research and inquiry in the bio technology field and assessed various key facts which included potential products, the demand which exists for them, the availability of such products as produced by other entities and the financial aspects of producing such products. The products and technologies include: cellular tissue development for arthritis sufferers; gene coding to detect cancer; hypothermia applications to be used in cancer treatment and cervical smear testing. The Company has not taken any steps toward developing its technology base. This will be done once the Company has raised sufficient capital to allow such development and allow the Company to expand its operations. When sufficient capital has been raised the Company will begin to seek new technologies and implement research and development.

Potential investors are alerted that any investment in the Company is highly complex and risky. The Company has only limited resources and no assets at this time making it very difficult for the Company to find favorable opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders. The Company will select any potential business opportunity based on management's business judgment.

The Company is a blank check company as defined by the Securities and Exchange Commission. The definition of a blank check company is one which has no specific business or plan other than to consummate an acquisition of or merge into another business or entity.

At this point the Company has not taken active steps towards locating a merger or alliance candidate. Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, develop sustaining business opportunities or acquire property that will be of material value to the Company. In the opinion of management, inflation has not and will not have a material affect on the operations of the Company as it does not currently have any significant assets, debt or income.

During the twelve months, the Company intends to develop its technology base and, if cleared by the SEC as a reporting company, locate another entity to consummate a merger transaction or alliance. In the event a suitable candidate is located, the Company would then seek to raise capital for the purpose of further developing its technology base in the biotech industry. The Company would also seek to undertake specific research for the purpose of developing biotech products for sale.
Governmental approval may be required for any of the products developed by the Company. Such approval cannot be guaranteed or estimated and therefore, if required, it may take the Company more than twelve (12) months to generate revenue from its operations.

The Company's first step in seeking to locating a merger or alliance candidate is the filing of a Form 10-12G with the SEC for the purpose of making information regarding itself more available to the public. The next step to be taken by the Company will be to seek new technologies and implement research. This will most likely be done in conjunction with academic institutions, scientists and professors. The Company believes that by moving towards the development and identification of technology ideas, it will be better suited to market these ideas and attract a potential candidate to consummate a merger or alliance. It is also believed that by working in conjunction with academic institutions and technology individuals, the Company will be more visible in the industry and attract a suitable candidate.

The Company competes with other entities which may consider engaging in an initial public offering. The Company believes that it would be more advantageous for such entities to enter into an alliance or merger transaction with the Company, rather than conducting an initial public offering, as the latter requires substantial time, effort and expense which may not necessarily benefit such an entity.

It should be noted that there exist other shell corporations indistinguishable from the Company that are available for purchase by companies that would like to obtain status as a registered Exchange Act company.

The Company may seek or target a potential merger candidate which is outside the United States. It should be noted that there are inherent risks which may arise for the Company in the event it does engage in a business transaction with such an outside entity. Factors relevant to international laws, foreign exchange rates, duties, taxation and political stability of the targeted entity's country will all be considered to determine the impact of such factors on the Company. In the event the Company believes, in its discretion, that any of the aforementioned factors create a substantial and uncertain risk for the Company, then any business transaction with such targeted entity shall not proceed. Each targeted entity outside the United States will be evaluated on a case by case basis by the Company to consider the risks and factors inherent to consummating a business transaction with such entity.

Because the Company lacks funds and significant assets, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as the Company begins to generate sufficient income to cover such expenses. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible.
Further, the Company's directors will forego any compensation until such time as the Company begins to generate sufficient
income to cover such expenses.   The contingency will be that
parties will be paid for their services upon the attainment of a specific milestone by the Company to be agreed to with such party. However, if the Company engages outside advisors or consultants in search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

There is no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

The Company has not used any notices or advertisements in its search for any business opportunities. In its search for a merger or alliance candidate, the Company has utilized business contacts, personal networking and seeking out entities in the biotech industry.

The Company has had no discussions, understandings or agreements with any consultant in regard to the Company's business activities. The Company's officers in the past have not used any particular consultants or advisers on a regular basis.

In the event the Company is required or needs to hire independent consultants, the Company will consider as criteria for hiring such consultant the area of expertise which it will require the consultant to be knowledgeable with, the experience of the consultant in the particular field, the education of the consultant, the cost to the Company to retain such consultant and the availability of the consultant for the purpose of devoting its time and effort to the Company.

In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

In the event the Company consummates a merger transaction or acquisition, the Company believes that there will be a change in
control in the Company.   The Company believes that any merger
may include the new issuance of common stock in the Corporation to a potential merger candidate followed by a reverse split of the Company's issued common stock thereby effectively passing control of the Company to the merged candidate. The Company believes that, depending on the candidate targeted by the Company, a candidate may require that the shareholders reduce the percentage of their shareholding in order to consummate a transaction. This would therefore cause the Company's current shareholders to suffer dilution and the Company wishes to alert prospective investors of this.

The Company does not intend to borrow funds for the purpose of funding payments to the Company's promoters, management or their affiliates or associates. In the event funds must be borrowed by, the Company intends to use such funds to pay statutory, legal and accountant fees expended by the Company.

Management does not anticipate actively negotiating or otherwise consenting to the purchase of any portion of their common stock as a condition to or in connection with a proposed merger or acquisition. In the event management wishes to actively negotiating or otherwise consenting to the purchase of any portion of their common stock as a condition to or in connection with a proposed merger or acquisition, this would need to be disclosed to the Board of Directors and entered into the Company's minutes. The Company intends to afford shareholders an opportunity to approve or consent to any particular stock buy-out transaction or merger. This means that the Company intends shareholders to be given an opportunity to provide their input and to consulted prior to the consummation of any merger or alliance transaction.

There is a probability that there will be a change in control of the Company upon the consummation of an acquisition, merger or business transaction however the Company cannot predict or estimate such a probability. The Company may decide to relinquish control in the event it believes during negotiations with another entity that a change in control would benefit the Company's shareholders and advance the Company's business plan for the purpose of attaining sustainable growth and revenue. In such event, management intends to consult with its shareholders to determine whether it would be advantageous to relinquish control of the Company. This means that shareholders will be given an opportunity to provide their input and to consulted prior to the consummation of any merger or alliance transaction.

The Company has not adopted a policy relating to a cash finder's fee to anyone who locates a transaction which is consummated by the Company. The Company does not intend to issue securities (debt or equity) as a finder's fee. Finder's fees will not be payable to officers, directors or promoters of the company. For this reason, no plan of action has currently been undertaken to prevent any conflict of interest regarding the payment of such
fees to officers, directors or promoters of the company.   This
means that finder's fees will not be payable to officers, directors or promoters of the company and that no formal policy or action, in way of by-laws or directives, have been created reflecting this.

There is no present potential that the Company may acquire or merge with a business or company in which the Company's promoters, management or their affiliates or associates, directly or indirectly, have an ownership interest. Existing corporate policy does not permit such transactions, unless disclosed by the individual with such interest and consent to by the Board of Directors. This policy based upon an understanding between management and the Board of Directors. Management is unaware of any circumstances under which this policy, through its own initiative, may be changed.

LIQUIDITY

The Company's viability as a going concern is dependent upon raising additional capital, and ultimately, having net income.

The Company's limited operating history, including its losses and no revenues, reflect the operations of its early stage.
As a result, the Company had from time of inception to June 30, 1999 no revenue and a net loss from operations of $35,950. As of June 30, 1999, the Company had a net capital deficiency of $19,850.

The Company requires additional capital principally to meet its costs for the implementation of its business plan, for general and administrative expenses and to fund costs associated with its start up. It is not anticipated that the Company will be able to meet its financial obligations through internal net revenue in the foreseeable future. The Company does not have a working capital line of credit with any financial institution.
Therefore, future sources of liquidity will be limited to the Company's ability to obtain additional debt or equity funding. The Company anticipates that its existing capital resources will enable it to maintain its current implemented operations for at least 12 months, however, full implementation of its business plan is dependent upon its ability to raise substantial funding. Management's plan is to find and consummate a merger or business acquisition in order to maximize the benefit of ownership by shareholders in the Company.

To mitigate the uncertainty surrounding the Company's continued existence during its early stage, and to the issues relating to its liquidity, the Company plans to seek additional funding from its shareholders, including possibly Channing Investments, at such time when the Company requires additional funding to meet its fiscal needs. Shareholders have indicated that they may advance funds to the Company to meet its needs and the Company's management feels that, if required, funding may be provided. Investors should be alerted however that there are no guarantees that such funding would be provided by the shareholders.

The Company has an arrangement with Channing Investments to supply funds to the Company up to an amount of $50,000. The Company may seek additional funding from its shareholders, including possibly Channing Investments, at such time when the Company requires additional funding to meet its fiscal needs. Shareholders have indicated that they may advance funds to the Company to meet its needs and the Company's management feels that, if required, funding may be provided. Investors should be alerted however that there are no guarantees that such funding would be provided by the shareholders.

Channing Investments Ltd., a shareholder of the Company, will lend up to $50,000 to the Company upon request. The loan is not evidenced by a note. The informal agreement calls for no payment of interest. As of June 30, 1999, no amount was outstanding on the loan. After June 30, 1999, Channing Investments Ltd., paid $12,500 of expenses on behalf of Bioincubation Corp. The Company intends to repay the loan, in a lump sum payment, from any fund raising that it may carry out or when the company achieves sustainable revenue.

YEAR 2000 DISCLOSURE

The Company has not yet commenced any material active operation systems which will be affected by the Year 2000 problem. The Company, in assessing a potential merger or alliance candidate, will seek assurance that any such candidate's operations are Y2K compliant. If not, the Company will forego entering into any merger or alliance transaction until after the year 2000.

Item 2.    FINANCIAL INFORMATION

                       BIOINCUBATION INC.
                  (A Development Stage Company)
                SELECTED FINANCIAL DATA SCHEDULE
                FOR THE YEAR ENDED JUNE 30, 1999

                                                   From Inception
                                  As of                  To
                              June 30, 1999        June 30, 1999
                              -------------        -------------
Cash and Cash Items            $      0
Marketable Securities                 0
Notes and Accounts Receivable         0
Allowances for doubtful accounts      0
Inventory                             0
Total Current Assets                  0
Property, plant and equipment         0
Accumulated depreciation              0
Total assets                          0
Total current liabilities        19,850
Bonds, mortgages and debt             0
Preferred stock - redemption          0
Common stock                      6,000
Other stockholders' equity      (13,850)
Total Liabilities and
 Stockholders' equity                 0

Net Sales of Tangible Products        0                    0
Total Revenues                        0                    0
Cost of Tangible Goods Sold           0                    0
Total Costs and Expenses applicable
    To sales and revenues             0                    0
Other costs and expenses         35,850               35,950
Provision for doubtful accounts       0                    0
Interest and amortization of
    Debt discount                     0                    0
Income before taxes and other items   0                    0
Income tax expenses                   0                    0
Loss continuing operations      (35,850)             (35,950)
Discontinued operations               0                    0
Extraordinary items                   0                    0
Cumulative Effect - changes in
    Accounting principles             0                    0
Net Income or loss              (35,850)             (35,950)


There have been no accounting changes, business combinations or dispositions of business operations by the Company that materially affect the comparability of the information reflected in the selected financial data. The Company is a developmental stage company which has no operating history and no assets. The Company's expenses and liabilities have been incurred solely for administrative expenses.

Item 3.    DESCRIPTION OF PROPERTY

The Company uses office space for its executive offices at two locations. The fair market value of the 200 square foot office at The Studio, St. Nicholas Close, Elstree, Herts, UK is $600 per month. Use of this office space began January 1, 1999. The fair market value of the 300 square foot office at Suite 600, 625 N. Michigan Avenue, Chicago, Illinois is also $600 per month. Use of this office space began January 1, 1999. The Company receives use of these spaces free of charge from its shareholders.


Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
           AND MANAGEMENT

The following table sets for the information, to the best knowledge of the Company as of June 30, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

Name and Address of      Amount and Nature of            Percent
Beneficial Owner         Beneficial Ownership            of Class
----------------         --------------------            --------

Channing Investments Ltd.          420,000                7.0%
S8 Int'l Business Centre
Main Street, Gibraltar

Essential Properties               335,000                5.6%
211 Eagle Place
Piccadilly, London

Thermal Build Ltd.                 350,000                5.8%
1 Temple Hamilton House
London, England

Reconition Properties              370,000                6.2%
1 Temple Hamilton House
London, England

Wing Capital Ltd.                  360,000                6.0%
25 Turnbull Lane
Gibraltar

Win Capital Corp.                  450,000                7.5%
26 Ludlum Avenue
Bayville, New York

Bradwall Ltd.                      525,000                8.8%
S8 Int'l Business Centre
Main Street, Gibraltar

Melchrisea Holdings Ltd.           730,000               12.2%
25 Turnbulls Lane
Gibraltar

Andrew Turner (Director)           150,000                2.5%
15 Grayshott Close
Sittingbourne, Kent
England

All officers and directors         150,000                2.5%

The Company has been advised that the persons listed above have sole voting, investment, and dispositive power over the shares indicated above. Each individual company and person listed on the referenced table has indicated that they have sole voting, investment and dispositive power over their requisite shares. Percent of Class (third column above) is based on 6,000,000 shares of common stock outstanding on June 30, 1999.

The Company does not intend to issue any additional stock to management, promoters or their affiliates or associates, prior to any business transaction or merger. The Company may issue stock to a consultant for the payment of such consultant's services however the Company at this time does not foresee the need or requirement to utilize or retain a consultant to render services for the Company.


ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS

                           Position(s) Held and
Name                 Age    Duration of Service   Family Relation
----------------     ---    -------------------   ---------------
Julian Andrews        27    President and Director        None
Andrew Turner         28    Secretary and Director        None

Julian Andrews is the President of the Company and has nearly nine (9) years experience in computer technologies. He has been with the Company since December 1998. Mr. Andrews previously worked for Lloyds Bank in 1989 where he was involved with the operation of training corporations to utilize computer systems and operations. He remained there until 1998 until he began to work as an independent consultant assisting companies in devising and programming business computer systems. He possesses significant knowledge of live computer systems and their operations and has extensive contacts in the computer and technology industries. He intends to aggressively pursue a merger candidate or business transaction for the company.

Andrew Turner is 28 years old and began his business career in retail. He has been with the Company since December 1998. Mr. worked for Shell Research Laboratories in 1987 through 1989 working on several field experiments related to biotechnology collecting classified information for biotechnical products such as pesticides and genetically modified compounds. He thereafter in 1990 joined AFN Porsche, a subsidiary of Porsche GB Ltd, a manufacturer and retailer of high performance and luxury automobiles, as a sales and marketing executive and carried out various roles within the organization involving a high level of consumer contact. After advancing his marketing and communication skills, he commenced a position with Scantruck Limited, a subsidiary of Scania GB Ltd, itself a subsidiary of Scania AB, a Swedish dual listed public company on the NYSE and the Stockholm stock markets. Scantruck Limited is an automobile manufacturer. With this company he retained the position of marketing executive during the years 1990 to 1997 and was responsible for consumer satisfaction, and the ongoing marketing and sales of various products and services as well as assisting in the growth and development of the company's technology base. Subsequent to 1997, Mr. Turner commenced work as an independent consultant advising on corporate financing and small business growth. Mr. Turner is also affiliated with another blank check company, European Technology Enterprises Inc., of which he serves as president.

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respects to the election of directors.

There are no agreements or understandings for an officer or director to resign at the request of another person and none of the officers or directors are acting on behalf of or will act at the direction of any other person.

To the knowledge of management, during the past five years, no present or former director or executive officer of the Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him form or otherwise limiting, the following activities:
(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in subsequently reversed, suspended, or vacate;

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.


Item 6.    EXECUTIVE COMPENSATION

SUMMARY

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the year ended June 30, 1999, nor at any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will forego any compensation until such time as an accusation or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

Both directors and officers will forego compensation until such time as the Company accomplishes an acquisition or merger.

The payment of the directors compensation by any target company will not be a criteria of consideration in the event the Company consummates an acquisition, alliance, merger or business transaction with another entity.

COMPENSATION TABLE: None; no form of compensation was paid to any officer or director at any time during the last two fiscal years.

CASH COMPENSATION
There was no cash compensation paid to any director or executive officer of the Company during the two fiscal years ended June 30, 1999.

BONUSES AND DEFERRED COMPENSATION: None.

COMPENSATION PURSUANT TO PLANS: None.

PENSION TABLE: None.

OTHER COMPENSATION: None.

COMPENSATION OF DIRECTORS: None.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENT:
There are no compensatory plans or arrangements of any kind, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.


Item 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          TRANSACTIONS WITH MANAGEMENT AND OTHERS.

To the best of Management's knowledge, during the fiscal year ended June 30, 1999 and 1998, there were no material transactions, or series of similar transactions, since the beginning the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

The Company intends to provide its shareholders with complete disclosure regarding any acquisition, alliance, merger or business transaction which it will enter into prior to consummating or entering into an agreement for such a transaction. It is the Company's policy to keep the shareholders apprised of is efforts and progress in seeking to consummate a merger or alliance transaction.

None of the Company's officers, directors, promoters, their affiliates or associates have had any preliminary contact or discussions with and there are no present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of any acquisition or merger transactions.

CERTAIN BUSINESS RELATIONSHIPS:

During the fiscal years ended June 30, 1999 and 1998, there were no material transactions between the Company and its management that exceeded $60,000.

INDEBTEDNESS OF MANAGEMENT:
To the best of Management's knowledge, during the fiscal years ended June 30, 1999 and 1998, there were no material transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company to own of record or beneficially more than 5% of any class of the company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

TRANSACTIONS WITH PROMOTERS:
To the best Knowledge of management, no such transactions exist.


Item 8.     LEGAL PROCEEDINGS
No legal proceedings are pending at this time.


Item 9. MARKET PRICE OF AND DIVIDENDS FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
The Company is not aware of any quotations for its common stock, now or at any time within the past two years. As of June 30, 1999, there were approximately 149 holders of record of the issued and outstanding shares of Issuer's common stock. Issuer has never paid a dividend on its outstanding equity. The Company currently has no established public trading market for its common stock.

There are no plans, proposals, arrangements or understandings with any person in regard to the development of a trading market in any of the Company's securities.

Shareholders of the Company have not entered into any "lock-up" letter agreement, which would prevent them from selling their respective shares of the Company's common stock until such time as the Company develops its business plan or consummates an acquisition, alliance, merger or business transaction with another entity

The Company's common stock has not been previously registered.

Item 10.    RECENT SALES OF UNREGISTERED SECURITIES

In December 1998, the Company sought to raise funds pursuant to a private placement to accredited investors implement its business plans and fund research of its concept by issuing 2,000,000 shares of common stock at $0.01. The Company was successful in raising $16,000.00 and commenced conducting research of its concept. Registration of the shares issued under this transaction were exempt pursuant to Rule 504 of Regulation D of the Securities Act of 1933 as the company at the time was non-reporting, with a viable business plan and the total sum raised by the Company did not exceed $1 million.


Item 11.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
            REGISTERED

The only class of securities of the registrant are 25,000,000 authorized shares of voting common stock, $.001 par value,
6,000,000 issued and outstanding, no dividend.   There are
no restrictions on the alienability of the voting common stock and the rights of the common stockholders may only be modified by a vote of a majority of the shareholders. There is no inclusion of preemptive rights or liquidation rights and liabilities relating to calls and assessments on the Company's common stock.

No dividends have been declared to date. The Board of Directors may declare and pay dividends upon the outstanding shares of the Company, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Company's Certificate of Incorporation. Before payment of any dividend there may be set aside out of the net profits of the Company such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.



Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS Indemnification of Directors and Officers of the Company are provided under Section XI of the Company's By-laws, a copy of which is attached hereto as an Exhibit 3. Additionally, Delaware General Corporation Law provides for the indemnification of Directors and Officers performing duties at the request of the Company. The indemnification provisions reflect that directors and officers shall be indemnified by the company for any damage or liability which is attributed to them as a result of their carrying out their duties on behalf of the company. Misrepresentation, fraud, theft or breach of fiduciary duty are not covered under these provisions.

Each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigation (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith

Item 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
           FINANCIAL INFORMATION

REPORT OF INDEPENDENT AUDITORS
To the Board of Directors of Bioincubation Corp.

We have audited the accompanying balance sheet of Bioincubation Corp., (a development stage company) as of June 30, 1999, and the related statements of loss, cash flows and stockholders' equity, for the year then ended, and for the period from October 31, 1996 (inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bioincubation Corp., as of June 30, 1999, and the results of its operations and its cash flows for the period in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has losses from operations and a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 5. The financial statements do not include any adjustments that might result form the outcome of this uncertainty.

Graf Repetti & Co.
New York, New York
August 19, 1999

                       BIOINCUBATION CORP.
                  (A Development Stage Company)
                          BALANCE SHEET
                          JUNE 30, 1999

ASSETS
Current Assets
  Cash                                   $   0
  Other Current Assets                       0
                                        ----------
  Total Current Assets                       0

  Other Assets                               0
                                        ----------
  Total Assets                           $   0


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities
 Accounts Payable                        $   0
 Accrued Expenses                       19,850
                                       -----------
 Total Current Liabilities             $19,850

 Other Liabilities                           0
                                       -----------
 Total Liabilities                     $19,850

 Stockholders' Equity
  Common Stock, $.001 par value,
  Authorized 25,000,000 Shares;
  Issued and Outstanding 6,000,000
  Shares                                 6,000
 Additional Paid in Capital             10,100
 Deficit Accumulated During
  the Development Stage                (35,950)

                                       -----------
 Total Stockholders' Equity            (19,850)

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)         $     0

The accompanying notes are an integral part of these financial statements

                       BIOINCUBATION CORP.
                  (A Development Stage Company)
                   CONDENSED STATEMENT OF LOSS
               FOR THE YEAR ENDED JUNE 30, 1999 AND
       FROM OCTOBER 31, 1996 (INCEPTION) TO JUNE 30, 1999

                               For the Year            From
                                  Ended            Inception to
                              June 30, 1999        June 30, 1999
                              -------------        -------------
TOTAL REVENUES:                $      0             $      0
                                ----------           ----------

OPERATING EXPENSES:
Accounting                        2,600                2,600
Legal                            10,000               10,000
Rent Expense - Note 3             7,200                7,200
Filing Fee                           50                  150
Research and Development         12,000               12,000
Other Start Up Costs              4,000                4,000
                                ----------           ----------

Total Operating Expenses         35,850               35,950
                                ----------           ----------
Operating Loss                 $(35,850)            $(35,950)
                                ----------           ----------

OTHER INCOME (EXPENSES):
Other Income                          0                    0
                                ----------           ----------
NET LOSS                       $(35,850)            $(35,950)

NET LOSS PER SHARE             $  (0.01)              $(0.04)
                                ----------           ----------

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING           2,454,798              865,700
                                ----------           ----------

The accompanying notes are an integral part of these financial statements.

                       BIOINCUBATION CORP.
                  (A Development Stage Company)
                     STATEMENT OF CASH FLOWS
                FOR THE YEAR ENDED JUNE 30, 1999 AND
         FROM OCTOBER 31, 1996 (INCEPTION) TO JUNE 30, 1999

                               For the Year            From
                                  Ended            Inception to
                              Jan. 31, 1999        Jan. 31, 1999
                              -------------        -------------
CASH FLOWS FROM
OPERATING ACTIVITIES
Net Loss                      $(35,850)              $(35,950)
                               --------               --------
Adjustments to Reconcile Net
Loss to Net Cash Used in
Operating Activities:
Changes in Assets and
Liabilities Increase in
Accounts Payable and Accrued
Expenses                        19,800                 19,850
                               --------               --------
Total Adjustments               19,800                 19,850
                               --------               --------
Net Cash Used in
Operating Activities           (16,050)               (16,100)
                               --------               --------
CASH FLOWS FROM
FINANCING ACTIVITIES:
Proceeds from Issuance of
Common Stock                    16,000                 16,000
Additional Paid In Capital          50                    100
                               --------               --------
Net Cash Provided by
Financing Activities            16,050                 16,100
                               --------               --------
Net Change in Cash                   0                      0

Cash at Beginning of Period          0                      0

Cash at End of Period          $     0                $     0
                               --------               --------
SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
  Cash Paid During the Period
  for Interest Expense         $     0                $     0
                               --------               --------
  Corporate Taxes              $     0                $     0
                               --------               --------

The accompanying notes are an integral part of these financial statements.

                         BIOINCUBATION CORP.
                     (A Development Stage Company)
               STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
           FROM OCTOBER 31, 1996 (INCEPTION) TO JUNE 30, 1999

                                                          Total
                    COMMON STOCK ISSUED    Additional Accumulated
Shareholders'
                    SHARES    PAR VALUE    Paid in Cap   Deficit
 Equity

-------------------------------------------------------------
NET INCOME(LOSS)
FOR YEAR ENDED
JUNE 30, 1997               0   $     0      $     0      $
(50) $     (50)

-------------------------------------------------------------
BALANCE
JUNE 30, 1997               0   $     0      $     0      $
(50) $     (50)

SHAREHOLDER
CONTRIBUTION                0         0           50
0         50

NET LOSS FOR THE
YEAR ENDED
JUNE 30, 1998               0         0            0       (
50)    (   50)

-------------------------------------------------------------
BALANCE
JUNE 30, 1998               0         0           50       (
100)    (   50)

ISSUANCE OF
4,000,000 SHARES
DEC.22, 1998        4,000,000     4,000            0       (
4,000)         0

ISSUANCE OF
2,000,000 SHARES
APR.26, 1999        2,000,000     2,000       10,000
(12,000)         0

NET LOSS FOR THE
YEAR ENDED
JUNE 30, 1999               0         0            0
(19,850)   (19,850)

-------------------------------------------------------------
BALANCE
JUNE 30, 1999       6,000,000    $6,000      $10,100
$(35,950)  $(19,850)

The accompanying notes are an integral part of these financial statements.


                         BIOINCUBATION CORP.
                   (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS
                           JUNE 30, 1999

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF COMPANY: Bioincubation Corp., ("the Company") is a for-profit corporation incorporated under the laws of the State of Delaware on October 31, 1996 as Ecotech Solutions, Inc. On March 3, 1999 the Company changed its name to Bioincubation Corp.

The Company is a development stage company and is also considered a shell company at this time based upon the fact that the Company has no significant assets. The Company's principal business purpose is to locate and consummate a merger or alliance with a private entity.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A. BASIS OF PRESENTATION: Financial statements are prepared on the accrual basis of accounting. Accordingly revenue is recognized when earned and expenses when incurred.

B. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates. Significant estimates in the financial statements include the assumption that the Company will continue as a going concern. See Note 5.


NOTE 3 - USE OF OFFICE SPACE

The Company uses office space for its executive offices at two locations. The fair market value of the 200 square foot office at The Studio, St. Nicholas Close, Elstree, Herts, UK is $600 per month. Use of this office space began January 1, 1999. The fair market value of the 300 square foot office at Suite 600, 625 N. Michigan Avenue, Chicago, Illinois is also $600 per month. Use of this office space began January 1, 1999. The amount for each office is reflected as an expense with a corresponding credit to accrued expenses, as the shareholders expect to be reimbursed in the future.


NOTE 4 - EARNINGS PER SHARE

                             For the Year        From Inception
                                Ended                  To
                             June 30, 1999        June 30, 1999
                          --------------------------------------
      Net Loss per share       $(0.01)              $(0.04)



NOTE 5 - LIQUIDITY

The Company's viability as a going concern is dependent upon raising additional capital, and ultimately, having net income. The Company's limited operating history, including its losses and no revenues, primarily reflect the operations of its early stage. As a result, the Company had from time of inception to June 30, 1999 no revenue and a net loss from operations of $35,950. As of June 30, 1999, the Company had a net capital deficiency of $19,850.

The Company requires additional capital principally to meet its costs for the implementation of its business plan, for general and administrative expenses. It is not anticipated that the Company will be able to meet its financial obligations through internal net revenue in the foreseeable future. Bioincubation Corp., does not have a working capital line of credit with any financial institution. Therefore, future sources of liquidity will be limited to the Company's ability to obtain additional debt or equity funding. See Note 6.

Note 6 - SUBSEQUENT EVENT - LOAN PAYABLE

Channing Investments Ltd., a shareholder of the Company, will lend up to $50,000 to the Company upon request. The loan is not evidenced by a note. The informal agreement calls for no payment of interest. As of June 30, 1999, no amount was outstanding on the loan. After June 30, 1999, Channing Investments Ltd., paid $12,500 of expenses on behalf of Bioincubation Corp. The Company intends to repay the loan out of any fund raising that it may carry out or when the company achieves sustainable revenue.

Item 14.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
             ACCOUNTING AND FINANCIAL DISCLOSURE

No changes in and disagreements with accountants on accounting and financial disclosure.


Item 15.     FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS
The Following financial statements are filed as part of this registration statement:

    Balance Sheet
    Statement of Loss
    Statement of Cash Flows
    Statement of Shareholders' Equity (Deficit)
    Selected Financial Data


(B) EXHIBITS AND INDEX OF EXHIBITS
The following exhibits are included in Item 13(c). Other exhibits have been omitted since the required information is not applicable to the registrant.


EXHIBIT

   2.1       Certificate of Incorporation and Certificate of
              Amendment to Certificate of Incorporation

   2.2       By-Laws

   27        Financial Data Schedule

   99        Correspondence

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


BIOINCUBATION INC.
------------------------------------
(Registrant)
Date: December 7, 1999

By: /s/ Julian Andrews
    ------------------
    President